FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 16, 2006	Lewis N. Rose President and Chief Executive Officer

2

CRYPTOLOGIC ENDS 2005 WITH RECORD HIGHS IN REVENUE & EARNINGS
Fourth quarter: revenue up 40%, earnings up 54%, poker fees up 92%, casino fees up 20%
Strategy focused on key customers, products & markets delivers high returns

February 16, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today its financial results for the fourth quarter and year ended December 31, 2005. Record revenue and earnings, and healthy operating cash flow reflected the company’s disciplined strategy and strong growth in the major casino and poker segments of the global online gaming market.

“For CryptoLogic, 2005 marked a decade of innovation and consistent performance,” said Lewis Rose, CryptoLogic’s President and CEO. “It was a milestone year of delivering the world’s most innovative games to some of the world’s most trusted gaming and entertainment brands. The results speak for themselves – we achieved all-time highs in revenue and earnings. CryptoLogic is among the industry growth leaders in both the Internet casino and Internet poker markets.”

Financial Highlights (in millions of US dollars, except per share data)	Three months ended December 31,		Years ended December 31,
	2005	2004	2005	2004

Revenue	$ 25.1	$ 17.9	$ 86.3	$ 63.7
Earnings	$ 5.8	$ 3.8	$ 20.5	$ 13.7
Earnings per diluted share	$ 0.43	$ 0.27	$ 1.46	$ 1.01

Fiscal 2005 fourth quarter highlights included:

•	Record fourth quarter earnings grew to $0.43 per diluted share ($5.8 million), ahead of analysts’ average forecast of $0.40, and 59% above the 2004 fourth quarter of $0.27 ($3.8 million). This was on record revenue of $25.1 million;

•	Record 2005 full year earnings grew to $1.46 per diluted share ($20.5 million), up 45% on a 35% increase in revenue to a record $86.3 million;

•	Online poker fees derived from the company’s WagerLogic licensing subsidiary rose 92% to $7.9 million over Q4 2004, up 13% sequentially over Q3 2005. Poker software fees accounted for 32% of Q4 2005 revenue, and grew 126% to $27.0 million in fiscal 2005 over a year ago;

•	The launch of a new Greek-language Internet poker site for William Hill – the UK’s largest sports bookmaker – marked the first multi-language version of CryptoLogic-developed poker software;

•	Internet casino revenue rose 20% to $15.5 million compared with Q4 2004, up 23% sequentially over Q3 2005. Fees from casino software represented 62% of total Q4 2005 revenue, and rose 11% to $53.0 million in fiscal 2005 over a year ago.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

•	CryptoLogic received Gambling Online Magazine’s “Top Casino Software” Award; and WagerLogic was named “iGaming Software Provider of the Year” at the 2006 UK Gambling Awards;

•	Geographic diversification remained on track with licensees’ revenue from international markets exceeding 65% of total revenue, up from over 60% in 2004;

•	Declared the next quarterly dividend of US$0.07 per share, payable on March 15, 2006;

•	In 2005, CryptoLogic repurchased and cancelled 509,700 shares at an approximate average price of US$18.05 per share ($9.2 million) under its Normal Course Issuer Bids; and

•	Subsequent to year-end, the company renewed and extended its agreement with an existing customer, ukbetting plc – Europe’s largest online sports content network – exclusively for online poker to 2009 and for online casino until 2008.

Record Financial Performance (All figures are expressed in US dollars)
CryptoLogic delivered both record revenue and earnings for the fourth quarter ended December 31, 2005. The first and fourth quarters are typically the strongest periods for Internet gaming as players tend to spend more time indoors during the winter and fall seasons. Revenue rose 40% to $25.1 million (Q4 2004: $17.9 million). EBITDA(1) for the quarter grew to $5.0 million (Q4 2004: $4.7 million). EBITDA(1) margin for the quarter was 20% as a percentage of revenue, which takes into account certain unusual costs as described below (Q4 2004: 26%). Earnings for Q4 2005 rose 54% to $5.8 million or $0.43 per diluted share (Q4 2004: $3.8 million or $0.27 diluted share).

For the year ended December 31, 2005, CryptoLogic’s revenue increased by 35% to $86.3 million (2004: $63.7 million). EBITDA(1) for fiscal 2005 rose by 29% to $22.3 million (2004: $17.3 million). This translated into EBITDA(1) margin for the year of 26% (2004: 27%), which also takes into account the unusual costs as described below. Earnings for the full year improved by 50% to $20.5 million or $1.46 per diluted share (2004: $13.7 million or $1.01 per diluted share).

Fourth quarter revenue reflected strong organic growth from existing customers in both Internet casino and poker. The immediate popularity of the company’s new Bejeweled and Marvel-themed casino games, coupled with increasing player volumes and growth in popularity of the company’s Internet poker licensees have contributed to record top line performance in these core game segments.

Investment Strategy and Direction
CryptoLogic’s $12.5 million investment program to enhance its software and systems, launched in Q3 2004, is now complete. Over the past six quarters, $7.8 million were operating costs and $4.7 million were capital expenditures (comprising $3.2 million for the purchase of capital assets and $1.5 million in capitalized software development related to the investment program).

As a result, CryptoLogic remains at the forefront of bringing the latest product innovation and entertainment concepts to its Internet gaming software, as evidenced by significant revenue growth and industry awards. During Q4 2005, the company decided to outsource certain projects to enhance ongoing operating efficiencies. This approach combines the strengths of in-house technical expertise with industry-leading external resources to continue to introduce new games to market faster, and led to the consolidation and streamlining of certain development groups to optimize efficiency and use of resources. These decisions resulted in $3.3 million of costs, which included staff reduction expenses, and were largely offset by two unrelated items.

The following unusual factors contributed to the company’s Q4 2005 financial results, and collectively had a negative net effect on earnings of approximately $0.8 million:

•	$0.8 million in chargeback recovery given the company’s continued improvement in fraud control experience, which added to revenue;

•	$3.3 million of costs associated with the expensing of capitalized software development and severances; and

•	$1.7 million of tax recovery primarily resulting from tax benefits derived from previously unrecognized tax losses.

Going forward, CryptoLogic’s investment in its business will remain proportionate to the company’s growth, revenue generation and market potential. Capital investments are expected to be in the range of 10% to 15% as a percentage of revenue to enhance the company’s position in a competitive and growing marketplace. These investments will be aimed at normal course capital replacement; initiatives to strengthen its game platform, infrastructure and business intelligence and support tools; and to meet evolving regulatory requirements. CryptoLogic’s commitment to investing in innovative gaming software and solutions continues to drive increasing near and long term returns.

Balance Sheet Strength
CryptoLogic continued to add to its financial strength. At December 31, 2005, the company had no debt, and total cash grew to $99.1 million or a cash value of $7.05 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $1.5 million). Working capital grew to $73.6 million or $5.23 per diluted share.

Operating cash flow for the fourth quarter of 2005 grew to $11.3 million (Q4 2004: $9.0 million). For fiscal 2005, operating cash flow rose significantly to $34.7 million (2004: $18.9 million). The year-over-year increase related primarily to higher earnings and a significant reduction in security deposit requirements with payment processors.

Quarterly Dividend
On February 14, 2006, the Board declared the company’s quarterly dividend of US$0.07 per share, payable on March 15, 2006 to shareholders of record as at March 8, 2006.

Geographic Diversification in Key Markets
CryptoLogic continues to benefit from a geographically diversified business in the key markets for Internet gaming. In 2005, more than 65% of licensees’ revenue was derived from international players, up from over 60% a year ago. The UK and Continental Europe remain the largest markets, together accounting for more than 60% of licensees’ overall revenue.

CryptoLogic continues to grow its business with the world’s major international gaming brands. In January 2006, announced just after the end of the fourth quarter, ukbetting plc – Europe’s largest online sports content network, with 8.75 million UK and European users each month – renewed and extended its multi-year contract with WagerLogic. ukbetting will continue to use WagerLogic’s Internet poker solution exclusively through to 2009, and WagerLogic’s casino software until 2008 for both its premier betting brands, www.ukbetting.com and www.totalbet.com.

Product Innovation in Key Game Segments
CryptoLogic’s focus on delivering an ever-expanding and innovative Internet game portfolio continues to drive strong performance in both its casino and poker software businesses.

Internet casino remains the largest revenue contributor for CryptoLogic, accounting for 62% of Q4 2005 revenue. Online casino fees grew 20% to $15.5 million (Q4 2004: $12.9 million), up 23% over Q3 2005. For fiscal 2005, casino revenue rose 11% to $53.0 million (2004: $47.9 million).

CryptoLogic’s product strategy of affiliating with the world’s premier consumer brands is delivering excellent returns. The company’s recently released online slot version of Bejeweled, the very popular, gem-matching game, and games featuring the legendary Marvel Super Heroes contributed to more than 10% of licensees’ casino revenue for December 2005.

During the quarter, CryptoLogic introduced its first European language poker software offering – a new Greek-language poker site for William Hill. This latest offering leverages CryptoLogic’s decade of experience in delivering multi-language, multi-currency software that enable leading gaming operators to localize their online offerings for worldwide appeal.

The central online poker room shared by the company’s licensees continued to experience significant growth and attract increasing player traffic, driven by ongoing enhancements to the wide range of games, stakes and tournament opportunities offered through CryptoLogic-developed poker software. As a result, fees earned from Internet poker rose 92% to $7.9 million (Q4 2004: $4.1 million), up 13% sequentially over Q3 2005. Online poker fees accounted for 32% of total Q4 2005 revenue, rising 126% to $27.0 million in fiscal 2005 (2004: $12.0 million).

Outlook
By executing a disciplined strategy that targets key customers, product segments and markets, CryptoLogic has achieved record revenue and earnings, and consistent cash generation – even in the fast-evolving and increasingly competitive Internet gaming industry. The company expects its positive momentum to continue into 2006. Revenue in the first quarter is forecasted to range from $25.1-$25.5 million, with earnings of $6.7-$6.9 million or $0.49-$0.50 per diluted share.

CryptoLogic’s growth plan remains principally focused on driving significant organic growth from its existing customers, while targeting selected new customers that meet the clear criteria of brand strength, established player bases and marketing resources and commitment. Although no new customers were added in 2005, the company renewed and strengthened existing customer relationships. CryptoLogic will continue its strategy of innovation by developing and delivering market-responsive games and concepts – in both casino and poker – to help customers attract players and retain their loyalty in today’s increasingly demanding and sophisticated market.

2005 Fourth Quarter and Year End Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) (1:30 p.m. GMT) on Thursday, February 16, 2006. Interested parties should call either 416-695-6622, 1-877-888-3855 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until February 23, 2006 by calling 416-695-5275 or 1-888-509-0081.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic‚s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Stephen Taylor, Chief Financial Officer

Argyle Rowland, (416) 968-7311 (N. American Media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Karen Passmore, ext. 228/ kpassmore@argylerowland.com

Publicis Consultants, +44 20 7462 7766 (UK Media)
Nick Bastin / Hannah Ashby

(1)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at December 31, 2005 (unaudited)	As at December 31, 2004 (unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$ 94,420	$ 43,182
Security deposits	1,500	7,000
Short term investments	3,214	35,782
Accounts receivable and other	8,629	6,487
Prepaid expenses	4,615	1,754

	112,378	94,205

User funds on deposit	25,953	18,908
Capital assets	14,214	9,227
Intangible assets	77	106
Goodwill	1,776	1,776

	$154,398	$124,222

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 37,495	$ 30,056
Income taxes payable	1,314	1,331

	38,809	31,387

User funds held on deposit	25,953	18,908
Future income taxes	2,411	1,840

	67,173	52,135

Shareholders' equity:
Capital stock	25,171	20,380
Stock options	2,163	1,114
Retained earnings	59,891	50,593

	87,225	72,087

	$154,398	$124,222

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)

	For the three months ended December 31,		For the years ended December 31,
	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)

Retained earnings, beginning of period	$58,526	$47,463	$50,593	$38,758
Earnings	5,825	3,794	20,530	13,668
Excess of purchase price of treasury shares
over stated value	(3,526)	—	(8,248)	—
Dividends paid	(934)	(664)	(2,984)	(1,833)

Retained earnings, end of period	$59,891	$50,593	$59,891	$50,593

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)

	For the three months ended December 31,		For the years ended December 31,
	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)

Revenue	$25,061	$17,949	$86,307	$63,714

Expenses
Operating costs	14,708	11,349	52,658	39,975
General and administrative	1,988	1,773	7,642	6,028
Software development costs	3,287	—	3,287	—
Finance	104	88	417	374
Amortization	1,153	674	3,894	2,089

	21,240	13,884	67,898	48,466

Earnings before undernoted	3,821	4,065	18,409	15,248
Interest income	1,149	426	3,627	1,293

Earnings before income taxes	4,970	4,491	22,036	16,541
Income taxes:
Current	(1,172)	253	935	1,033
Future	317	444	571	1,840

	(855)	697	1,506	2,873

Earnings	$5,825	$3,794	$20,530	$13,668

Earnings per common share
Basic	$0.44	$0.29	$1.51	$1.05
Diluted	$0.43	$0.27	$1.46	$1.01
Weighted average number of shares (`000s)
Basic	13,363	13,185	13,588	12,971
Diluted	13,665	13,871	14,067	13,586

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the three months ended December 31,		For the years ended December 31,
	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)

Cash provided by (used in):

Operating activities:
Earnings	$5,825	$3,794	$20,530	$13,668
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	1,153	674	3,894	2,089
Future income taxes	317	444	571	1,840
Stock options	522	337	1,807	1,200
Changes in operating assets and liabilities:
Security deposits	500	—	5,500	(450)
Accounts receivable and other	(865)	872	(2,142)	(4,098)
Prepaid expenses	215	42	(2,861)	(591)
Accounts payable and accrued liabilities	4,883	2,628	7,439	4,993
Income taxes payable	(1,275)	181	(17)	268

	11,275	8,972	34,721	18,919

Financing activities:
Issue of capital stock	132	2,343	4,986	8,506
Dividends paid	(934)	(664)	(2,984)	(1,833)
Repurchase of common shares	(3,976)	—	(9,201)	—

	(4,778)	1,679	(7,199)	6,673

Investing activities:
Purchase of capital assets	1,041	(1,749)	(8,850)	(7,296)
Purchase of intangible assets	—	—	(2)	(89)
Short term investments	9,749	9,840	32,568	(19,035)

	10,790	8,091	23,716	(26,420)

Increase (decrease) in cash and cash equivalents	17,287	18,742	51,238	(828)
Cash and cash equivalents, beginning of period	77,133	24,440	43,182	44,010

Cash and cash equivalents, end of period	$94,420	$43,182	$94,420	$43,182

Supplemental cash flow information:
Non cash portion of options exercised	$33	$47	$758	$524

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2005
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004, as set out in the 2004 Annual Report.

1.     Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2004 and 2005 was made using the Black-Scholes option pricing model using the following weighted assumptions:

	2005	2004

Dividend yield	0.75%	0.75%
Risk-free rate	3.25%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $522 in Q4 2005 (Q4 2004: $337) and $1,807 in 2005 (2004: $1,200) are included in operating costs with a corresponding addition to Stock Options in Shareholders’ Equity. The Stock Options account is reduced as options are exercised with an entry to Share Capital totaling $33 in Q4 2005 (Q4 2004: $47) and $758 in 2005 (2004: $524). Consideration paid by employees on the exercise of stock options is recorded as share capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s net earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ended December 31,				Years ended December 31,
	2005		2004		2005		2004
	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)

Earnings	$ 5,825	$ 5,679	$ 3,794	$ 3,662	$ 20,530	$ 19,988	$ 13,668	$ 13,090
Earnings per share:
Basic	$ 0.44	$ 0.42	$ 0.29	$ 0.28	$ 1.51	$ 1.47	$ 1.05	$ 1.01
Diluted	$ 0.43	$ 0.42	$ 0.27	$ 0.26	$ 1.46	$ 1.42	$ 1.01	$ 0.96

2.     Capital Stock

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
In thousands	Issued	Stated Value	Issued	Stated Value	Stated Value

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350
Exercise of stock options	1,011	9,030	—	—	$9,030

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380
Share repurchase	(510)	(953)	—	—	(953)
Exercise of stock options	498	5,318	—	—	5,318
Exercise of warrants	23	630	(23)	(204)	426
Expiry of warrants	—	68	(7)	(68)	—

Balance, December 31, 2005	13,322	$25,171	—	$—	$25,171

3.     Normal Course Issuer Bid

In September 2004, the Board of Directors approved a share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending September 22, 2005. Under this plan, the company had repurchased and cancelled 270,500 common shares during the three months period ended September 30, 2005 for total cost, including transaction cost of $5.2 million.

In September 2005, the Board of Directors approved the renewal of the share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,340,000 of the Company’s outstanding common shares for the period commencing September 28, 2005 and ending September 27, 2006. Under this plan, the Company had repurchased and cancelled 239,200 common shares during the three months period ended December 31, 2005 for total cost, including transaction costs of $4.0 million.

4.     Comparative Figures

Certain of the prior year’s figures have been reclassified for consistency with the current presentation.